SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of July 2002.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   | |     Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   | |   No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated July 16, 2002.

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.

         PRESS RELEASE                                 FOR IMMEDIATE PUBLICATION

                 Alberta Human Resources and Employment selects CGI for
               four-year IT outsourcing contract valued at CDN$12 million

         Edmonton, Alberta, July 16, 2002 - The Alberta Human Resources and Employment Ministry and CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB;) today announced the signing of a four-year information technology contract valued at CDN$12 million.

         As part of the contract, CGI will provide application maintenance services supporting everything from mainframe to Web-based platforms for programs that include labor relations, financial benefits, training and employment assistance and safe workplaces. The contract will ensure that the systems behind these programs will effectively provide the information, the reports, and the financial benefits that people need.

         "We rely on systems to provide financial benefits to Albertans every month, to ensure that thousands of Albertans get the training they need to get back to work, and to track safety inspections of Alberta workplaces," said Alberta Human Resources and Employment Minister, Clint Dunford. We found a partner that can provide the services we need, the timeliness we require and the value that taxpayers demand."

         Michael  Roach,  president and chief  operating  officer for CGI added:
         "Our recent expansion in Edmonton further demonstrates our commitment to delivering quality services and solutions to the Alberta Government, a key area for us. As Canada's global IT services company, we are very proud of the many partnerships we have forged with various Alberta ministries and the speed at which we have grown our Edmonton operations to meet client demand."

         CGI has a strong track record with the Alberta Government. CGI offers flexible and business focused services with an emphasis on continuous improvement and service excellence. CGI's Edmonton office employs close to 200 professionals serving both government and private sector clients. CGI's Edmonton-based professionals provide long-term information technology support and development to five Alberta government departments as well as the NWT Workers' Compensation Board based in Yellowknife. CGI also has government practices in Ottawa, Toronto, Regina, Quebec City, Atlantic Canada, Cleveland, Washington and Albany. For CGI's second quarter, government client revenue accounted for 16% of CGI's total revenue.

         About CGI
         Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of 13,700 professionals. CGI's annualized revenue run-rate totals CDN$2.1 billion (US$1.3 billion). CGI's order backlog currently totals CDN$10.7 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI's shares are listed on the TSX (GIB.A) and the NYSE
         (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices.
         Website: www.cgi.com

         Forward-Looking Statements
         All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

         These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                          -30-

         For more information:
         Alberta Human Resources and Employment Communications:
         Janice Schroeder
         (780) 427-5585

         CGI:
         Investor relations
         Julie Creed
         Vice-president, investor relations
         (312) 201-4803

         Ronald White
         Director, investor relations
         (514) 841-3230

         Media relations
         Eileen Murphy
         Director, media relations
         (514) 841-3430

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CGI GROUP INC.
                                              (Registrant)


Date:    July 16, 2002                    By /s/  Paule Dore
                                             Name:  Paule Dore
                                             Title: Executive Vice President
                                                    and Chief Corporate Officer
                                                    and Secretary